UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005.

Commission File Number 001-14552

TOP IMAGE SYSTEMS LTD.

(Translation of registrant’s name into English)

2 HABARZEL STREET, RAMAT HAHAYAL, ISRAEL 69710

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

        The Registrant is filing herewith a copy of the Registrant’s press release dated as of March 14, 2005, reporting results for the fourth quarter of 2004 and the year ended December 31, 2004.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2004	Top Image Systems Ltd. BY: /s/ Ido Schechter —————————————— Ido Schechter Chief Executive Officer

FOR IMMEDIATE RELEASE	EARNINGS RELEASE

Top Image Systems Reports Fourth Quarter
and Year End Financial Results

An All-Time Record in Quarterly Revenues
and a Quarter-Over-Quarter Revenue Increase of 44%

Tel Aviv, Israel – March 14, 2005 – Top Image Systems, Ltd. (NASDAQ: TISA), a leading innovator of Data Capture solutions, announced today the financial results for its fourth quarter and year ended December 31, 2004.

Revenues for the fourth quarter of 2004 were a record $3.77 million, 62% more than the $2.32 million revenues for the fourth quarter of 2003, and 44% more than the $2.61 million revenues for the third quarter of 2004. TIS’ net loss for the fourth quarter was $0.25 million, compared with a net income of $0.086 million in the fourth quarter of 2003, and a net income of $0.035 million in the third quarter of 2004. The net loss per share in this quarter was $0.030 compared with a net income per share of $0.014 in the fourth quarter of 2003, and a net income per share of $0.006 in the third quarter of 2004.

The first three consecutive quarters of 2004 were profitable. The fourth quarter represented the first full quarter of operations of our new Japanese subsidiary, TIS Japan Ltd (“TISJ”). TISJ commenced operations in September 2004, and already generated revenues during the fourth quarter. Establishing TISJ in the fourth quarter naturally required us to incur additional expenses, which were pre-planned and specified in our strategic plan.

Revenues in the year ended December 31, 2004 grew as the year progressed, and were $11.18 million, compared with $8.32 million in 2003, representing an increase of 34%. TIS’ net loss for the year was $0.18 million, compared with a net loss of $0.60 million in 2003. Loss per share in 2004 was $0.025 compared with a loss per share of $0.096 in 2003.

“We are pleased to announce TIS’ continuing strong top-line performance seen in the results of Q4 and 2004,” commented Dr. Ido Schechter, Chief Executive Officer of Top Image Systems. “This quarter marks our eighth consecutive quarter of increased revenues. Revenues were up significantly quarter-by-quarter and year-by-year, matching our strategic plan, which we follow step by step. Nevertheless, traditionally the first quarter of any year is considered to be the weakest one.”

“Throughout 2004, we have continued our significant investment in research and development,” Dr. Schechter added. “TIS’ R&D department has developed a new version of the company’s leading software, eFLOW Unified Content Platform. It has also been adjusted to the special needs of Japanese customers. This R&D investment already saw returns at the beginning of 2005 with the release of our industry-leading eFLOW Version 3.0. The result of strong performance and investments in 2004 means we remain well placed operationally and financially to drive continued growth in 2005.”

The year 2004 was one of significant developments for TIS, with the achievement of many of our business and financial goals. Capping a consistent increase in revenues quarter-over-quarter, the company showed a significant increase of $1.15 million in the fourth quarter, which in the Data Capture markets is considered to be the strongest quarter of the year. Several important strategic partnerships were strengthened, including Accenture, Xerox, Atos Consulting, and Recall. The company established and commenced operation of TISJ, completed an $8 million private placement of ordinary shares and warrants and expanded the sales team, mainly in Europe.

About Top Image Systems
Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS’ eFLOW Unified Content Platform is a common platform for the company’s solutions. TIS markets its platform in more than 30 countries through a multi-tier network of distributors, system integrators, value added resellers as well as strategic partners. Visit the company’s website www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements
Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, quarterly fluctuations in sales of products in the Data Capture market (where in general the fourth quarter is the strongest and the first quarter is the weakest), the Company’s ability to successfully integrate TIS Japan, litigation (including litigation over intellectual property rights), general economic conditions and other risk factors detailed in the Company’s most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:
Adi Granot
Investor and Public Relations Manager
Top Image Systems Ltd.
+972 3 7679114
adi@TopImageSystems.com

FINANCIAL TABLES FOLLOW

Top Image Systems Ltd.
Consolidated Statements of Operations for the

	Three months ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2004	2003	2004	2003
	$	$	$	$

Revenues
Product sales	2,432,660	1,489,293	6,964,418	6,210,526
Service revenues	1,334,330	835,162	4,214,030	2,108,476

Total revenues	3,766,990	2,324,455	11,178,448	8,319,002

Cost of revenues
Product costs	796,440	372,901	1,970,670	1,794,880
Service costs	552,045	171,577	1,501,429	544,910

Total cost of revenues	1,348,485	544,478	3,472,099	2,339,790

Gross profit	2,418,505	1,779,977	7,706,349	5,979,212
Expenses
Research and development	290,673	192,461	929,432	863,209
Selling and marketing	1,451,215	924,120	4,546,695	3,768,901
Genaral and administrative	1,115,070	652,142	2,588,014	2,049,525

	2,566,285	1,768,723	7,134,709	6,681,635

Operating profit (loss)	(438,453)	11,254	(357,792)	(702,423)
Financing income (expenses), net	188,216	74,832	179,400	98,376

Net income (loss) for the period	(250,237)	86,086	(178,392)	(604,047)

Net income (loss) per share	(0.030)	0.014	(0.025)	(0.096)

Weighted average number of
shares used to compute net
income (loss) per share	8,416,031	6,262,328	7,092,434	6,252,996

Top Image Systems Ltd.
Consolidated Balance Sheet as at

	December 31	December 31,
	2004	2003
	$	$

Assets
Current assets:
Cash and cash equivalents	10,136,141	5,854,436
Marketable securities	278,635	276,515
Trade receivables, net	5,541,006	4,606,254
Other current assets	566,258	413,716

Total current assets	16,522,040	11,150,921

Property and equipment
Cost	2,193,736	1,778,512
Less / accumulated depreciation	(1,575,512)	(1,386,998)

Net property and equipment	618,224	391,514

Goodwill, net	453,584	-
Net intangible assets	1,418,750	-
Other long-term assets, net	147,065	85,995

Total assets	19,159,663	11,628,430

Liabilities and Shareholders' Equity
Current liabilities:
Short-term bank loans	1,707,151	1,592,020
trade payables	404,522	305,953
Accrued liabilities and other payables	2,077,951	1,899,835

Total current liabilities	4,189,624	3,797,808

Long-term liabilities:
Liability for severance pay, net	186,514	190,916

Total liabilities	4,376,138	3,988,724

Shareholders' equity
Share capital	96,672	73,274
Additional paid in capital	29,679,075	22,380,262
Accumulated deficit	(14,992,222)	(14,813,830)

Total shareholders' equity	14,783,525	7,639,706

Total liabilities and shareholders' equity	19,159,663	11,628,430